Exhibit 4.16

OPTION AGREEMENT

ATHABASCA URANIUM EXPLORATION ASSETS

THIS AGREEMENT is dated as of the 23rd day of September, 2024.

BETWEEN:

DENISON MINES CORP., a company incorporated pursuant to the laws of Ontario (“Denison”)

AND:

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD., a company incorporated pursuant to the laws of British Columbia (“Foremost”)

WHEREAS:

A.    Denison holds interests in 45 claims known as the Blackwing, Murphy Lake South (crab claw), GR, CLK, Torwalt Lake, Turkey Lake, Epp Lake, Marten, Wolverine, and Hatchet Lake properties in the Athabasca Basin of Saskatchewan, covering 134,509 hectares, more particularly described in Schedule “A” to this Agreement (the “Properties”); and

B.    Denison has agreed to grant an option to Foremost to acquire an interest in and to the Properties on the terms described herein.

THEREFORE in consideration of the mutual covenants and agreements in this Agreement, the parties agree as follows:

1.	Definitions and Interpretation

1.1    For the purposes of this Agreement:

(a)	“Acceptable Exchange” has the meaning set forth in section 2.5(iii);

(b)

“Affiliate” means any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a party to this Agreement; and for purposes hereof, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(c)	“Agents” mean employees, agents, workmen, contractors and consultants;

(d)	“Annual Exploration Plan” has the meaning set forth in section 3.7;

(e)	“AOI” has the meaning set forth in section 6.1;

(f)	“Capital Threshold” has the meaning set forth in section 2.3(iv);

(g)	“Common Shares” means the common shares in the capital of Foremost;

(h)	“Consideration Shares” means the common in the capital of Foremost issuable to Denison as described in section 2.3(i), section 2.5(iii) and section 2.7(iii);

(i)	“Effective Date” means October 7, 2024, or such other later date as Denison and Foremost may agree;

(j)

“Encumbrances” mean any and all mortgages, pledges, security interests, liens, charges, encumbrances, royalties, contractual obligations and claims of others or any other similar interests or instruments of any kind or character whatsoever attaching to or affecting property or assets, recorded and unrecorded, registered and unregistered, and whether arising by agreement statute or otherwise under applicable laws, excluding the encumbrances set forth in Schedule “A”;

(k)

“Environmental Laws” means any and all federal, provincial and local laws, statutes, regulations, ordinances, bylaws, orders, permits, licences and approvals presently in effect or subsequently enacted that regulate or provide liabilities or obligations in relation to mining, mine development and mineral exploration or the existence, use, production, manufacture, processing, distribution, transport, handling, storage, removal, treatment, disposal, emission, discharge, migration, seepage, leakage, spillage or release of Hazardous Substances or the construction, alteration, use or operation, demolition or decommissioning of any facilities or other real or personal property in relation to the foregoing or otherwise in relation to the protection and preservation of the life, health or safety of persons, or to the protection and preservation of the environment, including but not limited to air, soil, surface water, ground water, wildlife or personal or real property;

(l)

“Environmental Liabilities” means any and all costs, expenses, damages, losses and liabilities of whatsoever kind, direct or indirect, including but not limited to fines, penalties, settlements, interest, property damage and economic loss and costs and expenses incurred for investigation, study and monitoring and removal, treatment, storage, disposal, remediation, clean-up, abatement, reclamation or other activities, for breach of or failure to comply with, or otherwise suffered or incurred under, or incurred in order to comply with, any and all Environmental Laws, whether statutory, in contract or in tort, including negligence and strict liability, or howsoever otherwise, pertaining to the Properties;

(m)	“Expenditures” means all direct and indirect expenses of or incidental to Operations, including without limitation monies expended in connection with:

a.	obtaining feasibility, engineering or other studies or reports on or with respect to the Properties;

b.

maintaining the Properties in good standing (including land maintenance costs and any monies expended as required to comply with applicable laws and regulations), in curing title defects and in acquiring and maintaining surface and other ancillary rights;

c.	preparing for and in the application for and acquisition of environmental and other permits necessary or desirable to commence and complete exploration and development activities of the Properties;

d.

doing geophysical and geological surveys, drilling, trenching, digging test pits or sampling, geological, geophysical and geochemical collection, analyses, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of minerals, water and other materials or substances on the Properties;

e.	the preparation of work programs and the presentation and reporting of data and other results obtained from those work programs including any program for the evaluation of the Properties;

f.	environmental remediation and rehabilitation of the Properties;

g.	acquiring or obtaining the use of facilities, equipment or machinery, and for all parts, supplies and consumables for the Properties;

h.

salaries and wages for employees assigned to exploration and development activities in relation to the Properties, including without limitation the Vice President Exploration as and when appointed to the extent his time and services are spent directly on activities in relation to the Properties;

i.	travelling expenses of all persons engaged in work with respect to and for the benefit of the Properties, including for their food, lodging and other reasonable needs;

j.	payments to contractors or consultants for work done, services rendered or materials supplied directly related to the Properties;

k.	the cost of insurance premiums and performance bonds or other security directly related to the Properties;

l.	any costs paid or incurred in connection with consultation with any Indigenous or community groups or the performance of any agreements with Indigenous or community groups related to the Properties;

m.	taxes levied against or in respect of the Properties, or activities on such property;

n.	subject to agreement by the Parties, applying for additional mineral rights and other rights; and

o.

a 3% management fee to be applied to the Expenditures set forth above, such management fee on a strictly ‘cost recovery’ and ‘cost reimbursement’ basis to reimburse Foremost for office overhead and general and administrative expenses directly related to the management and conduct of the Operations;

(n)	“Exploration Agreements” means the agreements referenced in Schedule “E”, copies of which have been provided to Foremost;

(o)

“Force Majeure” means any cause substantially affecting Operations, whether foreseeable or unforeseeable, beyond a Party’s reasonable control and not a direct result of the affected Party’s negligence or failure to act as a reasonable person in the circumstances, including but not limited to:

a.	any changes in applicable law;

b.	action or inaction of civil or military authority;

c.	any judicial or governmental action, moratorium, order, proclamation, request or instruction;

d.

the inability to access the Properties (or any of them) due to blockades or other physical interference by First Nations or First Nations rights groups, communities or community groups, non-government organizations (NGOs), environmentalists or other activists;

e.

war, hostilities (whether or not war has been declared), threat of war, act of public enemy, blockade, revolution, riot, civil unrest, insurrection, public demonstration, civil commotion, invasion or armed conflict;

f.	acts of terrorism;

g.	sabotage or acts of vandalism, criminal damage or the threat of such acts;

h.	brownout or blackout substantially affecting Operations for a period of not less than three (3) consecutive days;

i.	any outbreak or continuance of epidemic, pandemic, famine or plague;

j.	inability to obtain, or undue delay in obtaining, any licence, permit or other authorization that may be required despite commercially reasonable and diligent efforts;

k.	curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of any Environmental Laws or any other applicable laws;

l.

inability after commercially reasonable effort (including paying competitive wages and recruiting in advance) to obtain contractors, subcontractors, workmen, labour, parts, equipment, materials or supplies on reasonable terms and conditions;

m.	strike, lock out or labour stoppages for which commercially reasonable efforts are being made to resolve;

n.	unplanned shutdown;

o.	breakdown or loss or damage to, or failure of plant, machinery, equipment, materials or facilities for which appropriate maintenance and redundancies were undertaken by the affected Party; and

p.

natural disasters or other extreme weather or environmental conditions including lightning, earthquake, tsunami, flooding, wind, storm, fire, landslip, natural disasters and phenomena including meteorites and volcanic eruptions and other acts of God, but not including lack of funds.

(p)	“General Security Agreement” means the general security agreement dated May 10, 2022, between Foremost and Jason Barnard and Christina Barnard;

(q)	“Hatchet Lake” means the Hatchet Lake property as described in the Hatchet Lake Joint Venture Agreement;

(r)	“Hatchet Lake Joint Venture” means the joint venture formed pursuant to the Hatchet Lake Joint Venture Agreement;

(s)

“Hatchet Lake Joint Venture Agreement” means the Hatchet Lake Joint Venture Agreement between Denison and a third party dated as of February 17, 2010, as amended, a copy of which has been provided to Foremost;

(t)

“Hazardous Substance” means any substance or material that is or becomes prohibited, controlled or regulated by any federal, provincial, municipal, local or other level of government or any government agency, body, corporation, organization, department, official or authority responsible for administering or enforcing any law and includes any toxic substance, waste and dangerous goods;

(u)	“Investor Rights Agreement” means the investor rights agreement between Denison and Foremost substantially in the form appended as Schedule “C” to this Agreement;

(v)

“Joint Venture” means a joint venture in respect of each of the Properties other than Hatchet Lake, to be formed between Denison and Foremost, or their respective Affiliates, upon the completion of the Option;

(w)	“Joint Venture Agreement” means a joint venture agreement between the Parties substantially in the form appended as Schedule “B” to this Agreement;

(x)

“Loan Agreement” means, collectively, the Second Amended Promissory Note dated April 17, 2024, issued by Foremost in favour of Jason Barnard and Christina Barnard as may be amended and/or replaced from time to time, and the General Security Agreement;

(y)

“Loan Conversion Maximum” means the lesser of: (i) the number of Common Shares calculated by dividing the outstanding principal and interest under the Loan Agreement by the VWAP at the date described in Section 2.3(iv)(A)(3)(III); (ii) the number of Common Shares that would result in an incremental ten percentage points (for example 10% to 20%) of aggregate direct and indirect ownership of Foremost’s issued and outstanding Common Shares by the lenders under the Loan Agreement, and (iii) the number of Common Shares that would result in greater than 25% aggregate direct and indirect ownership of Common Shares by the holders of Loan Agreement calculated on a partially diluted basis accounting only for such conversion;

(z)	“Loan Purchase and Assignment Agreement” means the agreement to be entered into between Denison, Foremost, Christina Barnard and Jason Barnard in accordance with Section 2.3(v);

(aa)	“Losses” mean actual losses, liabilities, damages, injuries, costs or expenses;

(bb)	“Mineral Dispositions” means any mineral disposition issued by the Mineral Registration Registry Saskatchewan;

(cc)	“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

(dd)	“No Interest Letter” means the agreement dated September [●], 2024 to be entered into by Christina Barnard and Jason Barnard in respect of this Agreement and the Disposition Assets as therein defined;

(ee)	“Operator” has the meaning ascribed thereto in section 3.1;

(ff)

“Operations” means any and every kind of work completed by or on behalf of Foremost to conduct mineral exploration of the Properties during the Option Period pursuant to an approved Annual Exploration Plan;

(gg)

“Option” means the sole and exclusive option granted to Foremost by Denison to acquire up to a 70% interest in and to the Property Interests, exercisable in accordance with the terms of this Agreement;

(hh)

“Option Period” means the period of time from the Effective Date to the exercise, abandonment or termination of the Option (which may be comprised of the Tranche 1 Period, Tranche 2 Period and Tranche 3 Period, as applicable), in accordance with the terms of this Agreement;

(ii)	“Person” means any individual, partnership, company, corporation, unincorporated association, person, government or governmental agency, authority or entity howsoever designated or constituted;

(jj)	“Properties” has the meaning set forth in the recitals hereto and includes any renewals, extensions or replacements thereof;

(kk)

“Property Interests” means the undivided 100% legal and beneficial interest in and to the Blackwing, Murphy Lake South (crab claw), GR, CLK, Torwalt Lake, Turkey Lake, Epp Lake, Marten, and Wolverine properties, and Denison’s 70.15% interest in the Hatchet Lake property subject to the Hatchet Lake Joint Venture;

(ll)	“Technical Advisor” has the meaning set forth in section 2.3(vi);

(mm)	“Technical Committee” has the meaning set forth in section 3.4;

(nn)

“Transfer” when used as a verb, means to sell, grant, assign, encumber, pledge or otherwise commit or dispose of, directly or indirectly, including through mergers, consolidations, asset purchases or indebtedness. When used as a noun, “Transfer” means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, consolidations, asset purchases or indebtedness; and

(oo)

“VWAP” means the volume-weighted average trading price of the applicable securities on the exchange with the greatest trading volume of such securities during the 10-trading-day period immediately preceding the date of determination.

1.2    For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i)	“this Agreement” means this agreement and all Schedules attached hereto;

(ii)	any reference in this Agreement to a designated “section”, “Schedule”, “paragraph” or other subdivision refers to the designated section, schedule, paragraph or other subdivision of this Agreement;

(iii)	the words “hereto”, “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement;

(iv)

the word “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto but rather refers to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(v)

any reference to a statute includes and, unless otherwise specified herein, is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding such statute or such regulation;

(vi)	any reference to “Party” or “Parties” means Denison, Foremost, their respective Affiliates or all, as the context requires;

(vii)	the headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement;

(viii)	words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural, and vice versa and “shall” has the same meaning as the word “will”;

(ix)	all references to business days are to days excluding Saturdays, Sundays and banking holidays in the Province of Ontario and the Province of Saskatchewan;

(x)

all amounts and sums of money payable hereunder shall be paid in lawful money of Canada and sums of money referred to in this Agreement are expressed in terms of Canadian dollars unless otherwise expressly indicated; and

(xi)

when calculating the period of time within which or following which any act is to be done or step is to be taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is a non-business day, the period in question shall end on the next business day.

1.3    The following are the Schedules to this Agreement, and are incorporated into this Agreement:

Schedule “A”	The Properties
Schedule “B”	Form of Joint Venture Agreement
Schedule “C”	Form of Investor Rights Agreement
Schedule “D”	Exploration Agreements

1.4    Wherever any term or condition, expressed or implied, in any of the Schedules conflicts or is at variance with any term or conditions of this Agreement, the terms or conditions of this Agreement will prevail.

2.	The Option and Additional Expenditures

2.1    Denison hereby grants Foremost the Option, exercisable in a series of three tranches upon satisfaction of the terms and conditions set forth in this Agreement.

2.2    On the Effective Date, and subject to the satisfaction or waiver of the conditions in section 2.3, Foremost will acquire a 20.0% interest in the Property Interests, subject to Section 2.8 in respect of the Hatchet Lake property (“Option Tranche 1”).

2.3    The grant to Foremost of Option Tranche 1 is conditional upon satisfaction of the following conditions in favour of Denison:

(i)	Payment by Foremost to Denison of 1,369,810 Common Shares from treasury, representing approximately 19.95% of the issued and outstanding Common Shares on an undiluted basis following the issuance;

(ii)

Receipt of applicable approvals for the issuance and listing of the Consideration Shares to be issued to Denison pursuant to section 2.3(i) from the NASDAQ exchange and the Canadian Securities Exchange, as necessary;

(iii)	Execution and delivery of the Investor Rights Agreement;

(iv)	Execution and delivery of an amendment to the Loan Agreement and to the related security provided by Foremost, to:

(A)

(1)	exclude the Properties and the Property Interests from the Loan Agreement and the related security provided by Foremost;

(2)	reduce the interest rate to nine percent (9%) per annum; and

(3)	require Foremost to:

(I)

apply (y) such portion of the net proceeds of all non-flow-through equity capital raises conducted pursuant to Part 5A of NI 45-106 within a period of twelve (12) months of the Effective Date sufficient to repay a minimum of fifty (50%) percent of the outstanding amounts under the Loan Agreement as of the Effective Date; and (z) use best efforts to repay the remaining outstanding amounts under the Loan Agreement from the net proceeds of any other non-flow through equity capital raises during the same period; and

(II)

unless Denison elects to exercise its option under the Loan Purchase and Assignment Agreement, repay any outstanding amounts under the Loan Agreement following the expiry of the twelve (12) month period following the Effective Date by converting any such amounts to Common Shares at a price per share equal to the VWAP for the period immediately prior to the date Denison delivers notice that it is not exercising its option under the Loan Purchase and Assignment Agreement (or the period during which such option could be exercised thereunder has expired with the option unexercised) and subject to the Loan Conversion Maximum, with such Common Shares to be issued on, or as soon as practicable following, the date which is 12 months after the Effective Date (subject to the approval of the NASDAQ exchange, the Canadian Securities Exchange and any other Acceptable Exchange on which the Common Shares are then listed, as necessary); provided that if such conversion would at any such time exceed the Loan Conversion Maximum, the outstanding amounts above the Loan Conversion Maximum that could not be converted at such time will thereafter be converted as soon as practicable thereafter when to do so would not exceed the Loan Conversion Maximum;

(4)

extend the term of the Loan Agreement until: (I) in the circumstances contemplated by Section 2.3(v) where Denison has exercised its option to purchase the Loan Agreement, one (1) year following the date of purchase of the Loan Agreement; or (II) in the circumstances contemplated by Section 2.3(iv)(A)(3)(II), the date on which all outstanding amounts under the Loan Agreement have been repaid in Common Shares; and

(5)	replace the opening paragraph of Section 16.1 of the General Security Agreement entirely with the following:

“Unless waived by the Secured Party, it shall be an event of default (“default”) under this Agreement and the security constituted by this Agreement shall immediately become enforceable if any of the following shall occur and remain ongoing and unremedied by the Debtor for at least 90 calendar days after the date that the Debtor received notice of the same, provided that the non-payment of any amounts otherwise obligated to be paid by the Debtor during the up to 60 day period (as that period may be extended where Denison Mines Corp. is ready, willing, and able to close within such 60 day period but is prevented from completing such purchase due to a delay by, or the action or inaction of, any of the Debtor, Christina Barnard or Jason Barnard) following the one year anniversary of the Effective Date (as contemplated in the Option Agreement between Foremost Lithium Resource & Technology Ltd. and Denison Mines Corp. dated September 23, 2024) in the circumstances contemplated by Section 2.3(iv)(A)(3)(II) thereof, shall in no event be considered a default:”;

(v)	Execution and delivery by Foremost, Denison, Christina Barnard and Jason Barnard of a Loan Purchase and Assignment Agreement, which shall provide that:

(A)

if any amounts under the Loan Agreement remain outstanding following the expiry of the twelve (12) month period following the Effective Date, Denison shall have the option to purchase the loan then outstanding pursuant to the Loan Agreement, together with all other rights and obligations associated with the Loan Agreement, at the face value plus accrued interest thereon payable in common shares in the capital of Denison at the VWAP thereof on the date notice of such election is provided to Foremost;

(B)

the Loan Agreement and the related security shall not attach to or encumber this Agreement or the Properties (and Denison shall execute a no interest letter in like form to that contemplated by Section 2.3(vi) to that effect);

(C)

Denison shall have 30 days from the one-year anniversary of the Effective Date to deliver notice pursuant to such Loan Purchase and Assignment Agreement of its intention to exercise such option and then shall use commercially reasonable efforts to complete such purchase in a timely manner, but in any event within 60 days from the one year anniversary of the Effective Date, failing which the option shall be deemed expired and Section 2.3(iv)(A)(3)(II) shall become operative, and the loan so purchased will be extended for one full year from the date of purchase on the same terms, provided that in the event that Denison is ready, willing, and able to close within such 60-day period but is prevented from completing such purchase due to a delay by, or the action or inaction of, any of Foremost, Christina Barnard or Jason Barnard, such 60-day period shall be extended until such time as the purchase is completed; and

(D)	for the term of the Loan Purchase and Assignment Agreement:

(1)	Foremost shall not incur any additional indebtedness unless:

(I)	such indebtedness is subordinate in priority to the loan made pursuant to the Loan Agreement and the General Security Agreement;

(II)

any security associated with such subordinate indebtedness shall not, without Denison’s prior written consent, in its sole discretion, encumber or otherwise claim or assert any rights with respect to the Properties, the Property Interests, or any assets used or derived from the Operations; and

(III)

the lender(s) in any such transactions execute and deliver to Foremost and Denison a no interest letter substantially similar to the No Interest Letter with respect to this Agreement, the Properties, and the Property Interests; and

(2)	re-borrow on the loan pursuant to the Loan Agreement, without Denison’s prior written consent in its sole discretion.

(vi)	Execution and delivery by Christina Barnard and Jason Barnard of the No Interest Letter; and

(vii)

Appointment, and retention during the Option Period, by Foremost of a paid technical advisor to support uranium exploration and development efforts (the “Technical Advisor”), and: (i) such appointee shall be selected by Denison subject to Foremost’s approval, such approval not to be unreasonably withheld or delayed, (ii) if such appointee resigns or is terminated, Foremost will use commercially reasonable efforts to appoint a new Technical Advisor selected by Denison within 45 days of the prior appointee’s departure, subject to Foremost’s approval, such approval not to be unreasonably withheld or delayed, and (iii) the compensation of such Technical Advisor is to be reasonably consistent with Foremost’s other paid technical advisors as at the Effective Date.

2.4    If the conditions in section 2.3 are not satisfied or waived by the Effective Date, (i) Foremost shall have (a) no further right to exercise any other portion of the Option and (b) no right or interest in the Properties or Property Interests, and (ii) the Option Period and this Agreement shall be terminated.

2.5    To retain its 20.0% interest in the Property Interests and acquire an additional 31.0% interest in the Property Interests, subject to Section 2.8 in respect of the Hatchet Lake property (“Option Tranche 2”), Foremost shall within 36 months of the Effective Date or such other later date as Denison and Foremost may agree (the “Tranche 2 Period”) satisfy the following conditions in favour of Denison:

(i)	Foremost shall incur Expenditures in an aggregate amount of no less than $8.0 million;

(ii)

Foremost shall provide written notice to Denison of its satisfaction of the condition in section 2.5(i), such written notice to include (i) a full accounting of the Expenditures; (ii) the final results of all Operations during the Tranche 2 Period, and (iii) all other supporting documentation necessary to evidence to Denison’s satisfaction, acting reasonably, of the completion of such condition;

(iii)

Payment by Foremost to Denison of $2.0 million in additional consideration. Provided that the Common Shares are listed and posted for trading on the Canadian Securities Exchange, the NASDAQ exchange and/or a large, liquid stock exchange in Canada or the United States acceptable to Denison acting reasonably (including the Toronto Stock Exchange, the TSX Venture Exchange, or the NYSE American (any of which being an “Acceptable Exchange”), such additional consideration may be payable in cash, Common Shares or some combination thereof in Foremost’s sole discretion, subject to section 2.13. If payment will be made in Common Shares, (i) Foremost shall provide prior written notice to Denison of such election, and (ii) the deemed value of any such Consideration Shares will be equal to the VWAP for the period immediately prior to the date of such notice to pay in Common Shares (or the Canadian dollar equivalent, as applicable);

(iv)

With respect to the Hatchet Lake claims, Foremost having either: (i) posted a deficiency deposit satisfactory to maintain the Hatchet Lake claims, or (ii) reimburse Denison for any deficiency deposit posted or for any expenses incurred towards maintaining the Hatchet Lake claims during calendar 2024, including any Expenditures funded by Denison, where such amount is not to exceed $475,000; and

(v)

Appointment by and for Foremost, prior to the completion of the Tranche 2 Period and retention for the remainder of the Option Period, of a Vice President Exploration with appropriate experience in and on overseeing uranium exploration and development efforts, subject to Denison’s approval, such approval not to be unreasonably withheld or delayed, and if such appointee resigns or is terminated, Foremost will use commercially reasonable efforts to appoint a new Vice President Exploration acceptable to Denison, acting reasonably, within 60 days of the prior appointee’s departure.

2.6    If the conditions in section 2.5 for the Option Tranche 2 are not satisfied or waived prior to the end of the Tranche 2 Period, (i) Foremost shall forfeit the entirety of its 20.0% interest, (ii) the Option Period and this Agreement shall be terminated, (iii) the operatorship of the Properties shall revert to Denison, and (iv) Foremost shall have (a) no further right to exercise any other portion of the Option and (b) no further right or interest in the Properties.

2.7    If Foremost satisfies the conditions in section 2.5 for the Option Tranche 2 during the Tranche 2 Period and earns the Option Tranche 2, Foremost shall within 36 months of the completion of the Option Tranche 2 or such other later date as Denison and Foremost may agree (the “Tranche 3 Period”) have the option to acquire an additional 19.0% interest in the Property Interests (for an aggregate interest of 70% of the Property Interests, subject to Section 2.8 in respect of the Hatchet Lake property) (“Option Tranche 3”), subject to the satisfaction of the following conditions in favour of Denison:

(i)	Foremost shall incur additional Expenditures in an aggregate amount of no less than $12.0 million;

(ii)

Foremost shall provide written notice to Denison of its satisfaction of the condition in section 2.7(i), such written notice to include (i) a full accounting of the Expenditures; (ii) the final results of all Operations during the Tranche 3 Period, and (iii) all other supporting documentation necessary to evidence to Denison’s satisfaction, acting reasonably, of the completion of such condition; and

(iii)

Payment by Foremost to Denison of $2.5 million in additional consideration. Provided that the Common Shares are still listed and trading on an Acceptable Exchange, such additional consideration may be payable in cash, Common Shares or a combination thereof in Foremost’s sole discretion, subject to section 2.13. If payment will be made in Common Shares, (i) Foremost shall provide prior written notice to Denison of such election, and (ii) the deemed value of any Common Shares issued as additional consideration will be equal to the VWAP for the period immediately prior to the date of such notice to pay in Common Shares (or the Canadian dollar equivalent, as applicable).

2.8     For greater clarity, with respect to the Hatchet Lake property, (i) if Foremost satisfies the conditions in section 2.3, it will have earned a 14.03% interest in the Hatchet Lake property (being the proportionate interest of 20% of Denison’s current 70.15% Property Interest in the Hatchet Lake property); and (ii) if Foremost has retained such interest in accordance with section 2.5 and satisfies the conditions (i) through (v) thereof, it will have earned an additional 21.75% interest in the Hatchet Lake property (being the proportionate interest of 31% of Denison’s current 70.15% Property Interest in the Hatchet Lake property) and (iii) if Foremost has retained such interest in accordance with section 2.7 and satisfies the conditions (i) through (iii) in section 2.7, it will have earned the greater of: (a) an additional 13.33% interest in the Hatchet Lake property (being the proportionate interest of 19% of Denison’s current 70.15% Property Interest in the Hatchet Lake property) and (b) such additional interest such that Foremost’s interest in the Hatchet Lake property will increase to a minimum of 51%, being a proportionate interest greater than would otherwise be implied by an ownership interest of 70% of the Property Interests.

2.9     If the conditions in section 2.7 for the Option Tranche 3 are not satisfied or waived prior to the end of the Tranche 3 Period, (i) Foremost shall forfeit a portion of its interest in the Properties such that Denison’s ownership interest in each Property is increased to 51% (provided that, for Hatchet Lake, Foremost’s ownership shall be the residual ownership interest after accounting for Denison’s 51% ownership interest in Hatchet Lake and any ownership interests in the Hatchet Lake Joint Venture which are not held by the Parties, (ii) the operatorship shall revert to Denison, and (iii) Foremost shall have no further right to exercise any other portion of the Option, (iv) the Parties will enter into a Joint Venture Agreement for each Property other than Hatchet Lake, and (v) Foremost will become a party to the Hatchet Lake Joint Venture Agreement.

2.10    If Foremost satisfies the conditions in section 2.7 for the Option Tranche 3 during the Tranche 3 Period, (i) the Parties will enter into a Joint Venture Agreement for each Property (excluding Hatchet Lake), which shall reflect the initial ownership interests of 30% for Denison and 70% for Foremost; and (ii) Foremost will become a party to the Hatchet Lake Joint Venture Agreement, which shall reflect the initial ownership interests pursuant to sections 2.7 and 2.8 of this Agreement.

2.11    Foremost acknowledges and agrees that (i) it will not be entitled to any refund of amounts incurred or paid pursuant to this Agreement if Foremost fails or elects not to exercise any or all of the Option; and (ii) no partial interests will be granted to Foremost for partial fulfilment of any Option requirements.

2.12    The Expenditures set forth in sections 2.5(i) and 2.7(i) may be completed within a shorter time frame at the sole discretion of Foremost, and any excess Expenditures incurred in any period in excess of the amounts required under such sections shall be credited to Foremost and applied against future Expenditure requirements in subsequent periods.

2.13    Foremost will not issue any Consideration Shares, or elect to satisfy any portion of any amount owing to Denison pursuant to this Agreement in Common Shares to the extent such issue would result in Denison holding more than 19.95% or more of the outstanding Common Share capital. In the event the issuance of Common Shares to satisfy an amount that would otherwise result in Denison holding 19.95% or more of the outstanding Common Share capital, Foremost will not proceed with the issuance of the portion of the Common Shares which would exceed 19.95% and will instead complete the equivalent cash payment to Denison.

2.14    Notwithstanding any other provision of this Agreement, the Parties agree that any default by Foremost in the payment of amounts under the Loan Agreement that (i) is not waived by the lenders (provided that such waiver shall only relate to the timing of payment and not to the obligation of payment) or cured by Foremost prior to the earlier of ninety (90) days from the default and the enforcement of security related to such Loan Agreement, and (ii) that would result in any Encumbrance on the Properties or Property Interests shall result in: (a) the immediate termination of the Option Period and this Agreement, (b) any and all Property Interests immediately forfeited by Foremost and returned to Denison, and (c) Foremost having no further right to exercise any other portion of the Option.

3.	Technical Committee and Operator; Annual Exploration Plan

3.1    Upon the grant by Denison to Foremost of Option Tranche 1 and thereafter during the Option Period, Foremost shall be the operator of the Properties, provided that in respect of the Hatchet Lake property Denison, as operator under the Hatchet Lake Joint Venture Agreement, shall appoint Foremost as its agent to undertake operations on its behalf qua operator (the “Operator”) and shall be solely responsible for funding all Expenditures attributable to Denison on Denison’s behalf.

3.2    During the Option Period, or Foremost otherwise ceases to act as Operator, Foremost shall:

(i)

conduct all Operations and other applicable work on the Properties in a good and workmanlike manner and in accordance with sound mining and engineering practices and in compliance with all applicable laws, bylaws, regulations, orders, and lawful requirements of any governmental or regulatory authority and comply with all laws governing the possession of the Properties, including, without limitation, those governing safety, pollution and environmental matters;

(ii)	keep the Properties in good standing and free and clear of all Encumbrances and proceed with all diligence to contest and discharge any such Encumbrance that is filed;

(iii)	be responsible for maintaining all mineral rights, including completion of all technical filings required by the Government of Saskatchewan or otherwise as required;

(iv)

permit the directors, officers and Agents of Denison, at their own expense and risk, upon providing fourteen (14) days prior notice via telephone or email, access to the Properties at all reasonable times as agreed by Foremost and accompanied by Foremost and/or one of its Agents; provided, however, that it is agreed and understood that Denison or any such Agent or representative shall not interfere with the Operator’s activities on the Properties, that any such inspection shall be at its own risk, that the Operator shall not be liable for any loss, damage or injury incurred by Denison or its Agent or representative arising from its inspection of the Properties, however caused, and that Denison shall indemnify and hold Foremost harmless from any and all liabilities, costs, damages or charges arising in connection with the inspection and activities of Denison or any of its duly authorized Agents or representatives on the Properties;

(v)	permit Denison to access all records and data of the Operator in so far as they pertain to the Operations and the Properties via a virtual data room;

(vi)

permit the directors, officers and duly authorized Agents of Denison to inspect, at all reasonable times, all information and data, including geological, geophysical and geochemical databases, analyses, and reports, in the possession or under the control of the Operator and related to, the Properties along with any samples or drill core obtained therefrom;

(vii)

perform such assessment work or make payments in lieu thereof and pay such rentals, taxes or other payments and do all such other things as may be necessary to maintain the Properties and related assets in good standing including, staking and re-staking mining concessions, and, subject to agreement by the Parties, applying for additional mineral rights and other rights;

(viii)

during the term of this Agreement and otherwise in accordance with Canadian generally accepted accounting principles consistently applied, maintain true and correct books, accounts and records of Expenditures;

(ix)

employ best efforts to preserve, cause its personnel to preserve and require its contractors and subcontractors to preserve, all the records pertaining to the Expenditures for two (2) years after the expiry or termination of this Agreement;

(x)	provide to Denison copies of all the environmental, heritage and archaeology studies, and monitoring reports for the Properties prepared for government organizations;

(xi)	deliver to Denison an annual financial report within ninety (90) days of each calendar year end;

(xii)

report to Denison on a quarterly basis in respect of budget status and all data relevant to the Properties, including, without limitation, opinions and all engineering and geological reports and assay results in respect of samples taken from the Properties (together with reports showing the location from which the samples were taken and the type of samples);

(xiii)

conduct all appropriate consultation, with respect to the Properties, with local community groups including appropriate First Nations and Metis persons, and either (a) coordinate the planning and undertaking of any such activities with Denison and in accordance with Denison’s Indigenous People’s Policy as of the Effective Date, or (b) where permitted, assign the commitments under Denison’s existing exploration agreements as of the Effective Date to Foremost;

(xiv)	promptly notify Denison of any material exploration results or adverse events with respect to the Properties;

(xv)	conduct itself and the operations in compliance with the applicable laws to which the Operator or the Properties are subject; and

(xvi)

in order to protect the parties, place and maintain, with a reputable insurer or insurers, such insurance as is customary, and as either Party may, by notice, reasonably request and, upon the written request of Denison, provide it with evidence of such insurance.

3.3    Throughout the Option Period, subject to the rights of Denison as set out in this Agreement, Foremost and its Affiliates and representatives will have the sole exclusive and immediate right in respect of the Properties to (a) enter the Properties, have quiet and exclusive possession of the Properties , and to act as Operator of the Properties; (b) do such prospecting, exploration, development and/or other mining work on and under the Properties to carry out the Expenditures and Operations in accordance with an Annual Exploration Plan; (c) remove from the Properties all metals and minerals derived from its Operations on the Properties as may be deemed necessary by Foremost for assay and testing purposes; and (d) to have all powers necessary to carry out, or cause to be carried out, all of the Operator’s obligations set out in this Agreement and to otherwise carry out, or cause to be carried out, all Operations.

For greater clarity, with respect to Hatchet Lake, the rights and obligations of each Party described in section 3.3 shall also be subject to the terms of the Hatchet Lake Joint Venture Agreement.

3.4    As soon as practicable after the Effective Date, and in any event before commencement of any Operations, the Parties shall form a technical advisory committee (the “Technical Committee”). The Technical Committee shall consist of a total of four (4) members, comprised of one (1) member appointed by Denison, one (1) member appointed by Foremost, the Technical Advisor (if and for so long as a Technical Advisor is appointed pursuant to the terms of this Agreement), and one (1) member of Dahrouge Geological Consulting (if and for so long as Dahrouge Geological Consulting is engaged by Foremost in connection with the Properties and otherwise such other geological consultants retained by, or employee employed by, Foremost in connection with the Properties). The Technical Advisor and the member of the technical committee appointed by Dahrouge Geological Consulting shall be non-voting members. Each Party may, from time to time, revoke in writing the appointment of its nominee to the Technical Committee and appoint in writing another in their place. Each Party may nominate alternates to act in the place of its Technical Committee member nominated by it, and such alternate may attend all meetings of the Technical Committee but shall have the right to vote at such meetings only if the member for which he or she is an alternate is absent. In addition, each Party is reasonably entitled to have up to two (2) other persons in attendance at a meeting unless otherwise agreed by each Party acting reasonably, provided that: (a) prior written notice to the other Parties as to the identify of the individual(s) is provided; (b) the individual(s) are reasonably connected to the business to be discussed at the meeting and the inviting Party has reason to expect that such individual(s) will bring value to the meeting; (c) such person(s) acknowledge the confidential nature of the matters to be discussed at the meeting; and (d) the Party on whose behalf the individual(s) are attending shall bear all costs associated with the attendance of such individual(s) at the meeting.

3.5    The Technical Committee shall be responsible for directing the Operator regarding the Operations and Expenditures in accordance with the provisions of this Agreement, including the review and approval of the Annual Exploration Plan. The Technical Committee shall provide a forum for the Parties and the Technical Advisor to share their views on a coordinated and holistic approach to the exploration, development and advancement of the Properties.

3.6    During the Option Period, each Party, acting through its appointed member, shall have an equal vote on the Technical Committee, except that the appointed member of Foremost will be the chair of the Technical Committee.

3.7    For each year of the Option Period, Foremost shall prepare a proposed exploration program relating to the Properties, which shall contain an itemized description of the Operations planned for such year, including the activities to be performed, the reason for the activities and a budget setting out the projected charges and expenses for each activity and the anticipated time when such costs will be incurred (the “Annual Exploration Plan”). Unless otherwise agreed in writing between the Parties, such proposed exploration program shall, at a minimum, provide for the maintenance of the Properties and the Party’s pro rata interests therein, including any interest in the Hatchet Lake Joint Venture. Foremost shall deliver a copy of the proposed Annual Exploration Plan to Denison and the Technical Committee on or before the date which is sixty (60) days prior to the date on which the Operator intends to begin such program, unless the Parties agree otherwise in writing, and concurrently therewith deliver notice of a Technical Committee meeting to consider and approve the Annual Exploration Plan. If, during Operations the Technical Committee for any reason fails to approve an Annual Exploration Plan in a timely manner, Foremost shall continue Operations sufficient to maintain the Properties, including the performance of the duties imposed on the operator pursuant to this Agreement. Subject to any applicable terms of the Hatchet Lake Joint Venture Agreement, Foremost shall be entitled, during any year of the Option Period and notwithstanding the activities and budget set forth in the applicable Annual Exploration Plan, to reallocate up to 20% of authorized expenditures in relation to the proposed exploration program in a commercially reasonable manner to address changed circumstances upon prior written notice to the Technical Committee. The Technical Committee shall subsequently review and ratify such reallocation.

3.8    Meetings of the Technical Committee may be held in person, or by telephone or video conference. Meetings of the Technical Committee shall occur on at least a quarterly basis or with such frequency as determined by the Technical Committee. In addition, a Party may call a meeting of the Technical Committee by giving ten (10) days’ notice to the other members of the Technical Committee of such meeting. In case of emergency, reasonable notice of a meeting shall suffice. There shall be a quorum if at least one (1) representative of each Party is present. If there is no quorum present then the meeting shall be adjourned to the same place between seven (7) and fourteen (14) days later and upon five (5) days’ notice to the members of the Technical Committee the meeting shall continue accordingly. Failure of a member to attend such a duly continued meeting in person or by telephone or video conference shall not affect the validity of such a meeting and any actions or decisions made at the meeting if the matter was on the agenda.

3.9    Each notice of a meeting shall include an itemized agenda and supporting documentation prepared by the Party calling the meeting. Any other item will only be considered at a meeting with the consent of all Parties. The Party calling the meeting shall prepare minutes of such meeting and shall distribute copies of such minutes to the Parties within fourteen (14) days after the meeting. The minutes, when signed by all members of the Technical Committee, shall be the official record of the decisions made by the Technical Committee and shall be binding on the Parties and the Operator. All costs of the meetings shall be paid for by the Parties individually and shall not be considered an Expenditure for the purposes of this Agreement.

4.	Title and Maintenance

4.1    Denison shall remain the sole recorded holder of the mineral claims comprising the Properties unless and until Foremost exercises the Option 3 Tranche in full. Denison or Foremost, to the extent that it is the recorded holder of any mineral claims comprising the Properties, shall hold its interest in the Properties subject to this Agreement.

4.2    Foremost shall cooperate with and provide all assistance required by Denison in order to keep the Properties in good standing, including without limitation, filing all exploratory work on the Properties with all necessary reports and affidavits thereto, with applicable governmental authorities during the Option Period. Foremost will provide copies of such information to Denison. Foremost shall reimburse Denison for all payments made to governmental authorities during the Option Period in order to keep the Mineral Dispositions in good standing. Any such payments by Foremost shall be Expenditures for the purposes of this Agreement.

5.	Transfers

5.1    No Party may Transfer this Agreement or any of their rights hereunder without the prior written consent of the other Party (which prohibition will not apply to Transfers to Affiliates or the result of a corporate reorganization where the surviving entity shall possess substantially all of the issued shares, or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of the transferring or assigning Party).

5.2    In the event of a Transfer, in accordance with this Agreement then:

(i)	the transferring Party at the time of Transfer shall not be in default of any of the obligations, warranties or representations given hereunder or to be performed by it pursuant to this Agreement;

(ii)	the transferring Party shall not be relieved of any duty or obligation hereunder unless such Party has assigned its entire interest in this Agreement;

(iii)

in the event of a Transfer to an Affiliate, the transferee must remain an Affiliate for the period that this Agreement is in effect or the written consent of the other Party is obtained prior to the transferee ceasing to be an Affiliate; and

(iv)	each assignee prior to the effective date of the assignment agrees in writing with Denison to be bound by the terms and conditions of this Agreement.

5.3    If either Party elects to surrender any claims that constitute a part of the Properties or allow any such claims to lapse, the non-surrendering Party shall be given the right to acquire such claims for zero consideration and the surrendering Party shall provide reasonable notice to the non-surrendering Party to maintain the claims in good standing. Following such notice of surrender or lapse, the mineral claims so surrendered or abandoned shall thereafter cease to form part of the Properties and shall no longer be subject to this Agreement, except with respect to any obligations or liabilities of the Parties that have accrued to the date of such surrender or abandonment and subject to performing any reclamation on the abandoned mineral claims or providing a bond to provide for future payment of such reclamation requirements.

6.	Area of Common Interest

6.1    There shall be an area of common interest within 700 metres of the outermost boundary of the mineral claims which constitute each of the Properties as at the Effective Date (the “AOI”). Notwithstanding the foregoing, the AOI shall not apply to the acquisition of any mineral claims, or package of contiguous claims, where: (i) the acquired mineral claims are subject to an existing area of common interest, or similar condition, in a separate binding third-party agreement entered into prior to the Effective Date, (ii) the acquiring party is an existing third-party joint venture, or entity of common third-party ownership, operating with existing uranium exploration activities within the Athabasca Basin as of December 31, 2023, (iii) the acquired mineral claims are contiguous to existing mineral claims of either Party as of December 31, 2023, or (iv) the acquired mineral claims are part of a corporate or other transaction where the claims do not represent substantially all of the value of the applicable transaction.

6.2    If any Party or the Affiliate of any Party (in this section only called in each case the “Acquiring Party”) stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claim, license, lease, grant, concession, permit, patent or other mineral property located wholly or partially within the AOI during the term of this Agreement, the Acquiring Party shall forthwith give notice to the other Party (in this section only called the “Non-Acquiring Party”) of that staking or acquisition, the total cost thereof, and all details in the possession of the Acquiring Party with respect to the details of the staking or acquisition, the nature of the property and the known mineralization.

6.3    The Non-Acquiring Party may, within thirty (30) days of receipt of the Acquiring Party’s notice, elect, by notice to the Acquiring Party, to require that the mineral properties and the right or interest acquired be included in and thereafter form part of the Properties for all purposes of this Agreement. If the election is made, the Non-Acquiring Party shall proportionately reimburse the Acquiring Party for that portion of the cost of acquisition which is equivalent to their proportionate interest in the Properties (and if such election is made during the Option Period, such reimbursement to be calculated upon completion of such Option Period). If the Non-Acquiring Party does not make the election within that period of thirty (30) days, the acquired ground shall not form part of the Properties and the Acquiring Party shall be solely entitled thereto.

7.	Relationship and Other Opportunities

7.1    The rights, privileges, duties, obligations and liabilities, as between the Parties shall be separate and not joint or collective and nothing herein contained shall be construed as creating a partnership, an association, agency or subject as herein specifically provided, a trust of any kind or as imposing upon either of the Parties any partnership duty, obligation or liability. Neither Party is liable for the acts, covenants and agreements of the other Party, except as herein specifically provided.

7.2    Each of the Parties shall have the free and unrestricted right to independently engage in and receive the full benefits of any and all business endeavours of any sort whatsoever whether or not competitive with the endeavours contemplated herein without consulting the other Party or inviting or allowing the other Party to participate therein. Neither Party shall be under any fiduciary or other duty to the other Party which shall prevent it from engaging in or enjoying the benefits of competing endeavours within the general scope of endeavours contemplated by this Agreement. The legal doctrine of “corporate opportunity” sometimes applied to persons engaged in a joint venture or having fiduciary status shall not apply in the case of a Party.

8.	Joint Venture

8.1    If Foremost has satisfied the conditions for the acquisition of an interest in the Properties, upon expiry of the Option Period: (a) for each Property, excluding Hatchet Lake, the Parties shall be deemed to have formed a Joint Venture for the purpose of carrying out further exploration, development and production work on the Properties and the Parties agree to promptly enter into a Joint Venture Agreement; and (b) for Hatchet Lake, the Parties shall govern themselves as being parties to the Hatchet Lake Joint Venture Agreement and Foremost agrees to promptly enter into an assignment and assumption of the Hatchet Lake Joint Venture Agreement with respect to the interest it has acquired therein.

8.2    The executed Joint Venture Agreement(s) (and the assumed Hatchet Lake Joint Venture Agreement) will supersede this Agreement with respect to any matters that conflict with this Agreement, provided that all rights and liabilities of each Party in existence on the date on which the applicable Joint Venture Agreement is entered into shall continue thereafter.

9.	No Encumbrances Against Properties

9.1    During the Option Period, neither Foremost nor Denison will be entitled to grant any Encumbrance upon the Properties or any portion thereof without the prior written consent of the other Party, which consent may be unreasonably withheld.

10.	Representations and Warranties of Denison and Foremost

10.1    Denison represents and warrants to Foremost that:

(i)	Denison is a valid and subsisting corporation duly incorporated and in good standing under the laws of the Province of Ontario;

(ii)

Denison has full power and authority to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

(iii)

Denison has duly obtained all corporate and regulatory authorizations for the execution, delivery and performance of this Agreement and no further action on the part of the directors or shareholders of Denison is necessary or desirable to make this Agreement valid and binding on Denison;

(iv)

this Agreement has been duly executed and delivered by Denison and is valid, binding and enforceable against Denison in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity;

(v)

Denison holds the Property Interests and, except as disclosed in Schedule “A”, Denison is the legal and beneficial owner of a 100% interest in the Properties, free and clear of and from all Encumbrances;

(vi)

the Properties have been properly staked, located and recorded pursuant to applicable laws and regulations of the Province of Saskatchewan and all mining claims comprising the Properties are in good standing and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a default under such mining claims and all required assessment work, reports, fees and payments have been filed or made and are current;

(vii)

there is no adverse claim or challenge against or to the ownership of or title to any part of the Properties and, to the best of Denison’s knowledge after reasonable inquiry there is no basis for such adverse claim or challenge;

(viii)	all fees, taxes, assessments, rentals, levies or other payments required to be made to such date relating to the Properties have been made;

(ix)

there is no ongoing litigation advancing indigenous claims to the Properties and Denison has not received any notice of, nor has knowledge of, any threatened litigation or specific action advancing indigenous claims adverse to Denison’s interest in the Properties or the operations by Denison or its affiliates on the Properties, and no indigenous blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of Denison, has been threatened in connection with the activities on the Properties;

(x)

there are no known and material agreements (written or oral) between Denison or its predecessors and any First Nations, First Nations groups or organizations with respect to the Properties other than the Exploration Agreements;

(xi)

the consummation of the transactions contemplated by this Agreement does not and will not conflict with, constitute a default under, result in a breach of, entitle any Person to a right of termination under, or result in the creation or imposition of any Encumbrance or restriction of any nature whatsoever upon or against the Properties, under its constating documents, any contract, agreement, indenture or other instrument to which Denison is a party or by which Denison is bound or any law, judgment, order, writ, injunction or decree of any court, administrative agency or other tribunal or any regulation of any governmental authority;

(xii)

except as disclosed in Schedule “A”, no person has any right or agreement, option, understanding, prior commitment or privilege capable of becoming an agreement for the purchase or acquisition from Denison of any interest in the Properties;

(xiii)	except as disclosed in Schedule “A”, there are no royalties or other latent interests in the Properties owing to any other persons;

(xiv)

there is no legal, administrative, arbitration or other proceeding, claim or action of any nature or investigation pending or to the best of Denison’s knowledge after reasonable inquiry, threatened against or involving the Properties or which questions or challenges the validity of this Agreement or any action taken or to be taken by Denison pursuant to this Agreement or any other agreement or instrument to be executed and delivered by Denison in connection with the transactions contemplated hereby and Denison does not know or have any reason to know of any valid basis for any such legal, administrative, arbitration or other proceeding, claim, action or investigation. Denison is not subject to any judgment, order or decree entered in any lawsuit or proceeding which has had or may be expected to have an adverse effect on the Properties;

(xv)

no act or proceeding has been taken or authorized by or against Denison in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of Denison or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, Denison and no such proceedings have been threatened;

(xvi)

to the best of Denison’s knowledge after reasonable inquiry, no Hazardous Substance has been placed, held, located, used or disposed of, on, under or at the Properties by Denison or its Agents or any predecessor owner or operator of the Properties; and to the best of Denison’s knowledge after reasonable inquiry, no claim has ever been asserted and there are no present circumstances which could reasonably form the basis for the assertion of any claim against Denison for Losses of any kind as a direct or indirect result of the presence on or under or the escape, seepage, leakage, spillage, discharge, emission or release from the Properties of any Hazardous Substance;

(xvii)

all previous exploration on the Properties conducted by or on behalf of Denison, and to the best of Denison’s knowledge after reasonable inquiry all previous exploration on the Properties conducted by or on behalf of predecessors to Denison’s interest in the Properties, has been carried out in accordance with applicable law and sound mining, environmental and business practice and Denison has not received notice of any breach, violation or default with respect to the Properties;

(xviii)

the prospecting work, processes, undertaking and other operations carried on or conducted by or on behalf of Denison in respect of the Properties have been carried on or conducted in a sound and workmanlike manner in compliance with sound geological and geophysical exploration and mining, engineering and metallurgical practices;

(xix)	Denison has not received notice of the existence of any condemnation, expropriation or similar proceedings affecting the Properties;

(xx)

Denison has not received from any government or any other person any notice of or communication relating to any actual or alleged Environmental Liabilities, and there are no outstanding work orders or actions required to be taken relating to environmental matters respecting any of the Properties or any operations carried out on any of the Properties;

(xxi)

Foremost may enter in, under, or on the Properties for all purposes of this Agreement without making any payment to and without accounting to or obtaining the permission of any other person, other than any payment required to be made under this Agreement;

(xxii)

Denison acknowledges that the Consideration Shares will be issued pursuant to prospectus and registration exemptions under applicable securities laws and will be subject to hold periods as required pursuant to applicable securities laws and may be subject to trading restrictions pursuant to the policies of the applicable Acceptable Exchange upon which the Common Shares are listed and trading at the time of such issuance; and

(xxiii)

Denison acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities and results of operations of Foremost and its subsidiaries and the nature and condition of their respective properties and assets and businesses and, in making the determination to proceed with the transactions contemplated by this Agreement, has relied solely on the results of its own independent investigation and the representations and warranties set forth in section 10.3. Denison acknowledges that neither Foremost, its subsidiaries, nor any other person, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Foremost, its subsidiaries, their businesses or other matters except as expressly provided in section 10.3.

10.2    The representations and warranties contained in section 10.1 are provided for the exclusive benefit of Foremost and the correctness of each such representation and warranty is a condition upon which Foremost is relying upon in entering into this Agreement. A breach of any one or more representation or warranty may be waived by Foremost in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty and the representations and warranties contained in section 10.1 will survive the execution and delivery of this Agreement, notwithstanding any independent investigations Foremost may make, for a period that terminates one year following the earlier of the: (i) the expiry of the Option Period; or (ii) the termination of the Option.

10.3    Foremost represents and warrants to Denison that:

(i)

Foremost is a valid and subsisting corporation duly incorporated and in good standing under the laws of the Province of British Columbia and if so required, is or will be qualified to carry on business in the jurisdiction in which the Properties are situated;

(ii)

Foremost has the full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

(iii)

Foremost has duly obtained all corporate and regulatory authorizations for the execution, delivery and performance of this Agreement and no further action on the part of the directors or shareholders of Foremost is necessary or desirable to make this Agreement valid and binding on Foremost;

(iv)

this Agreement has been duly executed and delivered by Foremost and is valid, binding and enforceable against Foremost in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity;

(v)

there is no Person acting or purporting to act at Foremost’s request who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated herein other than Cantor Fitzgerald Canada Corporation pursuant to a letter agreement dated April 29, 2024 and Machai Capital Inc. pursuant to a transaction fee agreement dated February 20, 2024, the financial obligations associated therewith having been disclosed to Denison;

(vi)

the consummation of the transactions contemplated by this Agreement does not and will not conflict with, constitute a default under, result in a breach of, entitle any Person to a right of termination under, or result in the creation of imposition of any Encumbrance or restriction of an nature whatsoever upon or against the property or assets of Foremost, under its constating documents, any contract, agreement, indenture or other instrument to which Foremost is a party or by which Foremost is bound or to any law, judgment, order, writ, injunction or decree of any court, administrative agency or other tribunal or any regulation of any governmental authority;

(vii)

no act or proceeding has been taken or authorized by or against Foremost in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of Foremost or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, Foremost and no such proceedings have been threatened;

(viii)	Foremost is in compliance in all material respects with the applicable rules and regulations of the Canadian Securities Exchange and the Nasdaq;

(ix)	the Consideration Shares will, when issued, be issued as fully paid and non-assessable Common Shares;

(x)	Foremost is not required to obtain shareholder approval for the transactions contemplated by this Agreement;

(xi)

the information and statements contained in all documents previously published or filed by Foremost with Canadian or United States securities regulators since December 31, 2022 that would be required to be included in or incorporated by reference in a prospectus pursuant to applicable Canadian securities laws (the “Continuous Disclosure Materials”) contain no misrepresentation as of the date of such information and statements in the Continuous Disclosure Materials that would make such information or statement materially misleading and Foremost is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian or United States securities laws;

(xii)

Foremost has disclosed to Denison a cash balance and working capital summary as at June 30, 2024, which shall include the current balance of any indebtedness of the Company in whatever form, and such summaries remain materially true and correct as at the date hereof;

(xiii)

none of Foremost, any subsidiary, or to the knowledge of Foremost any of their respective representatives or joint venture partners, in carrying out or representing the business of Foremost and its subsidiaries anywhere in the world, have violated the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act, or the anti-corruption laws of any other applicable jurisdiction; and

(xiv)

Foremost acknowledges that it has conducted to its satisfaction an independent investigation of the nature and condition of the Properties and, in making the determination to proceed with the transactions contemplated by this Agreement, has relied solely on the results of its own independent investigation, including the electronic data room created by Denison and identified as Project DenEx hosted via firmex.com and the representations and warranties set forth in section 10.1. Foremost acknowledges that neither Denison, its Subsidiaries, nor any other person, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Denison, it subsidiaries, their respective businesses, the Properties or other matters except as expressly provided in section 10.1.

10.4    The representations and warranties contained in section 10.3 are provided for the exclusive benefit of Denison and the correctness of each such representation and warranty is a condition upon which Denison is relying upon in entering into this Agreement. A breach of any one or more representations or warranties may be waived by Denison in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty and the representations and warranties contained in section 10.3 will survive the execution and delivery of this Agreement notwithstanding any independent investigations Denison may make, for a period that terminates one year following the earlier of the: (i) the expiry of the Option Period; or (ii) the termination of the Option.

11.	Confidential Information

11.1    The terms of this Agreement and all information obtained in connection with the performance of this Agreement will be the exclusive property of the Parties hereto and except as provided in sections 11.2 and 11.3, will not be disclosed to any third party or the public without the prior written consent of the other Party, which consent will not be unreasonably withheld.

11.2    Foremost shall provide Denison with at least two (2) business days to review and consent to any news release pertaining to the Properties before distribution to the public (except in respect of any news release proposed to be issued announcing termination of the Agreement pursuant to section 12.3, in which case Foremost shall provide Denison with at least two (2) business days to review and make suggestions for any changes thereto) unless Foremost has determined in the circumstances, acting reasonably and in good faith, that such disclosure is required by applicable law to be released earlier than would permit Denison two (2) business days to review, in which case Foremost shall advise Denison of such circumstances and Denison shall provide its comments and consent at the earliest possible time following Denison’s receipt of the proposed disclosure, provided that nothing herein shall prevent Foremost from making such a disclosure without having received Denison’s comments or consent if such immediate disclosure is required by such applicable law .

11.3    The consent required by section 11.1 will not apply to a disclosure:

(i)	to an Affiliate, consultant, contractor or subcontractor that has a bona fide need to be informed;

(ii)

to a governmental agency or to the public which such Party believes in good faith is required by pertinent laws or regulation or the rules of any applicable stock exchange, including without limitation each of the Canadian Securities Exchange and the NASDAQ exchange; or

(iii)

to an investment dealer, broker, bank or similar financial institution, in confidence if required as part of a due diligence investigation by such financial institution in connection with a financing by such Party.

11.4    Notwithstanding any other provision of this agreement, the obligations under this section shall survive for two (2) years after the termination of this Agreement.

12.	Default and Termination

12.1    Other than the provisions of this Agreement which explicitly survive termination, this Agreement will terminate upon the occurrence of the earliest of:

(i)	the written agreement by the Parties to terminate;

(ii)

the execution of Joint Venture Agreement(s) for all of the Properties, except Hatchet Lake, and the execution of an assignment and assumption to the Hatchet Lake Joint Venture Agreement for Hatchet Lake;

(iii)	the failure of Foremost to satisfy the conditions to exercise the Option Tranche 1 in section 2.5 by the Effective Date;

(iv)	the failure of Foremost to satisfy the conditions to exercise the Option Tranche 2 in section 2.7 during the Tranche 2 Period;

(v)	Foremost’s termination of this Agreement pursuant to sections 12.2, 12.3 or 12.5; and

(vi)	Denison’s termination of this Agreement pursuant to section 12.4 or 12.5.

12.2    Foremost shall have the right to terminate the Option, at any time during the Option Period by giving thirty (30) days written notice to Denison, provided that Foremost’s right to terminate this Agreement shall be subject to the condition that the Properties will be in good standing for a minimum of twelve (12) months following the effective date of the termination, and thereafter Foremost shall have no further or other rights and obligations under this Agreement.

12.3    Foremost shall also have the right to terminate the Agreement by giving thirty (30) days written notice to Denison in the event of a breach of any of the terms of this Agreement by Denison which breach is not remedied within sixty (60) days of notice of such breach by Foremost to Denison.

12.4    Denison shall have the right to terminate the Agreement and/or the Option at any time during the Option Period in the event of a breach of any of the terms of this Agreement by Foremost which breach is not remedied within sixty (60) days of notice of such breach by Denison to Foremost.

12.5    If voluntary or involuntary proceedings by or against a Party are instituted in bankruptcy or insolvency proceedings, or a receiver or custodian is appointed for such Party, or proceedings are instituted by or against such Party for corporate reorganization or dissolution of such Party, which proceedings, if involuntary, shall not have been dismissed within sixty (60) days after the date of filing, or if such Party makes an assignment for the benefit of creditors, or substantially all of the assets of such Party are seized or attached and not released within sixty (60) days thereafter (each, an “Insolvency Event”), the other Party may immediately terminate this Agreement effective upon notice of such termination. If Foremost is the Party subject to such Insolvency Event, Foremost shall have no further right to exercise any other portion of the Option.

12.6    Except in the circumstances where Foremost continues to hold an interest in the Properties, as contemplated by section 13.2, upon termination of the Option or the Agreement, Foremost shall:

(i)

deliver all maps, reports, results of surveys and drilling, and all other reports and information to Denison as well as copies of any and all assay plans, diamond drill records, information, maps and other pertinent exploration reports produced by the Operator and/or its Affiliates and/or its Agents regarding the Properties; and

(ii)

remove, within twelve (12) months of termination, all facilities, equipment, machinery, tools, appliances and supplies which may have been brought upon the Properties by or on behalf of Foremost unless arrangements are made between Denison and Foremost on terms satisfactory Denison, and if not so removed, such facilities, equipment, machinery, tools, appliances and supplies shall become the property of Denison.

12.7    Sections 2.11, 8, 10, 11, 13, 14, 16 and this section 12.7 shall survive termination of this Agreement.

13.	Rights and Obligations after Termination of Option

13.1    If this Agreement and/or the Option are terminated pursuant to the provisions hereof, then, except in the circumstances where Foremost continues to hold an interest in the Properties, as contemplated by section 13.2:

(i)

Foremost will deliver a deed of quit claim or other appropriate instrument to Denison in recordable form whereby Foremost will acknowledge and agree that it has no interest either legal or equitable in and to the Properties;

(ii)

Foremost will deliver, at no cost to Denison, within thirty (30) days after the date of such termination, copies of all reports, maps, assay results and other relevant technical data (including interpretative data) compiled by or in the possession or under the control of Foremost with respect to the Properties and all core, pulps, samples and other materials relevant to the Properties in the possession or under the control of Foremost; and

(iii)	Foremost shall have no further obligation to make any payment or expand any additional amounts on the Properties.

13.2    In the event of termination of this Agreement other than in the circumstances contemplated by section 2.6 and 2.14, in which Foremost forfeits its entire interest in the Properties, Foremost will thereafter continue to hold such interest in the Properties as it has earned prior to termination of this Agreement, and as governed by the Joint Venture Agreement applicable to each such Property.

14.	Indemnity

14.1    Denison covenants and agrees with Foremost to indemnify and save harmless Foremost, its Agents and Affiliates and their respective officers, directors, employees and representatives from and against:

(i)	any and all Environmental Liabilities in relation to the Properties which may arise as a result of operations and activities prior to the Option Period;

(ii)	the gross negligence or willful misconduct of Denison, its Affiliates or their respective Agents in relation to the Properties; and

(iii)

any and all Losses, excluding any caused by the negligence of Foremost, its Affiliates or their respective Agents, which may be suffered or incurred by Foremost arising out of or in connection with or in any way referable to, whether directly or indirectly, the entry on, presence on, or activities on the Properties by Denison, its Affiliates or their respective Agents during the Option Period, or the breach of any warranties, representations or covenants on the part of Denison.

14.2    Foremost covenants and agrees with Denison to indemnify and save harmless Denison its Agents and Affiliates and their respective officers, directors, employees and representatives from and against:

(i)	any and all Environmental Liabilities which may arise as a result of Operations during the Option Period;

(ii)	the gross negligence or willful misconduct of Foremost, its Affiliates or their respective Agents; and

(iii)

any and all Losses, excluding any caused by the negligence of Denison, its Affiliates or their respective Agents, which may be suffered or incurred by Denison or arising out of or in connection with or in any way referable to, whether directly or indirectly, the entry on, presence on, or activities on the Properties by Foremost, its Affiliates or their respective Agents during the Option Period, or the breach of any warranties, representations or covenants on the part of Foremost.

14.3    To the extent permitted by applicable law, a Party’s liability arising out of or in connection with this Agreement is limited to $1.0 million.

14.4    In no event shall either Party be liable for any indirect, special, punitive or consequential damages related in any way to this Agreement, regardless of the legal theory upon which any such damages claim is based, even upon the fault, tort (including without limitation negligence), breach of contract, statute, regulation, or any other theory of law or breach of warranty by, or strict liability of, such Party. This exclusion applies even if such Party has been advised of the possibility of such damages in advance and even if any available remedy fails of its essential purpose.

15.	Force Majeure

15.1    If either Party is at any time during the Option Period prevented or delayed in complying with any of the provisions of this Agreement (the “Affected Party”) by reason of Force Majeure, then the time limits for the performance by the Affected Party of its obligations hereunder will be extended by a period of time equal in length to the period of each such prevention or delay. Nothing in this section 15.1 or this Agreement will relieve either Party from its obligation to maintain the claims comprising the Properties in good standing and to comply with all applicable laws and regulations, including, without limitation, those governing safety, pollution and environmental matters.

15.2    The Affected Party will give notice to the other Party of each event of Force Majeure under section 15.1 within seven (7) days of such event commencing and upon cessation of such event will furnish the other Party with written notice to that effect together with particulars of the number of days by which the time for performing the obligations of the Affected Party under this Agreement has been extended by virtue of such event of Force Majeure and all preceding events of Force Majeure.

16.	Arbitration

16.1    In the event of any dispute between Denison and Foremost with respect to this Agreement or any matter governed by this Agreement which Denison and Foremost are unable to resolve, after negotiating in good faith for a term of fifteen (15) days as of the delivery of written notice of the controversy from on Party to the other, the matter shall be decided by arbitration. The Party desiring arbitration shall nominate one (1) arbitrator and shall notify the other Party of such nomination and the other Party shall within thirty (30) days after receiving such notice nominate one arbitrator and the two arbitrators shall select a third arbitrator to act jointly with them. If the said arbitrators are unable to agree upon the selection of such third arbitrator, the third arbitrator shall be designated by a Justice of the Ontario Superior Court of Justice. If the Party receiving the notice of nomination of an arbitrator, does not nominate an arbitrator within thirty (30) days of receiving such notice, then the arbitrator nominated by the Party desiring arbitration may proceed alone to determine the dispute. Any decision reached pursuant to this section 16.1 shall be final and binding upon the Parties. Insofar as they do not conflict with the provisions hereof, the provisions of the Arbitration Act (Ontario) as amended from time to time shall be applicable.

17.	Notices

17.1    All notices, payments and other required communications and deliveries to the Parties will be in writing, and will be addressed to the Parties at the following address or email address or at such other address as the parties may specify from time to time:

If to Denison:

Denison Mines Corp.

1100 - 40 University Avenue

Toronto, Ontario, M5J 1T1

Attention:          David Cates

Email:                dcates@denisonmines.com

If to Foremost:

Foremost Lithium Resource & Technology Ltd.

250 – 750 West Pender Street

Vancouver, British Columbia V6C 2T7

Attention:          Jason Barnard

Email:                jason.barnard@foremostcleanenergy.com

17.2    Notices must be delivered, sent by email or mailed by pre-paid post and addressed to the Party to which notice is to be given. If notice is sent by email or is delivered, it will be deemed to have been given and received at the time of transmission or delivery, if transmitted or delivered during regular business hours, or the next business day, if not transmitted or delivered during normal business hours. If notice is mailed, it will be deemed to have been received ten business days following the date of the mailing of the notice. If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed the notice will be sent by email or will be delivered.

17.3    Either Party hereto may at any time and from time to time notify the other Party in writing of a change of address and the new address to which a notice will be given thereafter until further change.

18.	Good Faith

18.1    Each Party shall at all times during the currency of this Agreement and after the termination of the Option, act in good faith with respect to the other Party and shall do or cause to be done all things within their respective powers which may be necessary or desirable to give full effect to the provisions hereof.

19.	Governing Law

19.1    This Agreement will be construed and in all respects governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

20.	Entire Agreement

20.1    This Agreement constitutes the entire agreement between Denison and Foremost and will supersede and replace any other agreement or arrangement, whether oral or in writing, previously existing between the parties with respect to the subject matter of this Agreement.

21.	Consent or Waiver

21.1  No consent or waiver, express or implied, by either Party in respect of any breach or default by the other Party in the performance by such other Party of its obligations under this Agreement will be deemed or construed to be consent to or a waiver or any other breach or default.

22.	Further Assurances

22.1  The Parties will promptly execute, or cause to be executed, all bills of sale, transfers, documents, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent and purpose of this Agreement or to record wherever appropriate the respective interests from time to time of the Parties and to the Properties.

23.	Severability

23.1  If any provision of this Agreement is or will become illegal, unenforceable or invalid for any reason whatsoever, such illegal, unenforceable or invalid provisions will be severable from the remainder of this Agreement and will not affect the legality, enforceability or validity of the remaining provisions of this Agreement.

24.	Enurement

24.1  This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

25.	Amendments

25.1  This Agreement may only be amended in writing with the mutual consent of all Parties.

26.	Time

26.1  Time will be of the essence of this Agreement.

27.	Counterparts

27.1  This Agreement may be executed in any number of counterparts and by facsimile transmission with the same effect as if all parties hereto had signed the same document. All counterparts will be construed together and constitute one and the same agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

DENISON MINES CORP. Per: Authorized Signatory	) ) ) ) ) )

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. Per: Authorized Signatory	) ) ) ) ) )

SCHEDULE “A”

DESCRIPTION OF PROPERTIES

The properties consist of 45 mineral dispositions grouped into ten exploration properties, summarized in the table below.

Project	Disposition	Hectares
Blackwing	MC00017710	4,816.61
Blackwing	MC00017712	2,584.39
Blackwing	MC00017715	5,226.34
CLK	MC00017870	5,681.37
CLK	MC00017872	4,740.41
Epp Lake	S-107655	493.00
Epp Lake	S-113369	372.11
GR	MC00017697	5,638.61
GR	MC00017698	5,293.26
GR	MC00017699	5,772.18
GR	MC00017700	5,567.18
GR	MC00017701	5,580.35
GR	MC00017702	5,964.35
GR	MC00017703	5,685.45
GR	MC00017704	5,387.44
GR	MC00017705	5,975.08
GR	MC00017706	5,874.66
GR	MC00017707	5,398.23
GR	MC00017708	2,787.07
GR	MC00017709	2,857.68
GR	MC00017711	5,986.84
GR	MC00017713	3,963.54
GR	MC00017714	852.86
Hatchet Lake	S-107747	492.00
Hatchet Lake	S-107749	367.00
Hatchet Lake	S-113363	498.64
Hatchet Lake	S-113366	2,382.30
Hatchet Lake	S-113375	1,226.72
Hatchet Lake	S-113376	415.92
Hatchet Lake	S-113377	210.97
Hatchet Lake	S-113378	3,189.70
Hatchet Lake	S-113379	1,428.29
Marten	S-110497	2,768.00
Marten	S-112161	2,240.00
Murphy Lake South	S-107542	888.00
Murphy Lake South	S-107704	1,402.00
Murphy Lake South	S-113370	1,061.81
Murphy Lake South	S-113371	780.19
Murphy Lake South	S-113373	2,432.16
Murphy Lake South	S-113374	589.38
Torwalt Lake	S-107372	812.00
Turkey Lake	S-110919	3,789.00
Wolverine	S-110496	3,632.00
Wolverine	S-113390	876.19
Wolverine	S-113391	527.69

Encumbrances:

Pursuant to the Hatchet Lake Joint Venture Agreement.

Pursuant to the Assignment and Novation Agreement dated May 4, 2005 between International Uranium Corporation, Keewatin Consultants (2002) Inc., 723519 B.C. Ltd., and Santoy Resources Ltd. with respect to the net smelter royalty on the Epp Lake property.

SCHEDULE “B”

FORM OF JOINT VENTURE AGREEMENT

See attached

SCHEDULE “C”

FORM OF INVESTOR RIGHTS AGREEMENT

See attached

SCHEDULE “D”

EXPLORATION AGREEMENTS

1.	Exploration Agreement between English River First Nation and Denison Mines Corp. dated March 30, 2021

2.	Exploration Agreement between Kineepik Metis Local Inc. and Denison Mines Corp. dated June 22, 2022

3.

Exploration Agreement with the Ya'thi Néné Lands and Resources Office, Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation and the Northern Hamlet of Stony Rapids, the Northern Settlement of Uranium City, the Northern Settlement of Wollaston Lake and the Northern Settlement of Camsell Portage dated October 19, 2022.